COLUMBIA ETF TRUST I

225 Franklin Street

Boston, MA 02110

May 27, 2016

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE	Columbia ETF Trust I Columbia Sustainable Global Equity Income ETF Columbia Sustainable International Equity Income ETF Columbia Sustainable U.S. Equity Income ETF	Registration Statement on Form N-1A File Nos. 333-209996 and 811-22736

Dear Ms. Hahn,

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on May 26, 2016 to our responses and prospectuses and Statement of Additional Information (SAI) filed via correspondence on April 29, 2016 for the above-referenced Registration Statement (Filing) filed by and on behalf of Columbia ETF Trust I (Registrant).

General

Comment 1:	We note that many portions of the registration statement are incomplete and contain brackets or other generic placeholders. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:	Understood.

Comment 2:	We note that the Trust has not yet received exemptive relief from the Commission to offer and sell shares of an exchange-traded fund, including an ETF that may be self-indexed. Until the Registrant receives such exemptive order from the Commission, the registration statement should indicate that the Registrant does not yet have an order permitting it to offer and sell shares of exchange-traded funds, including permission to self-index.

Response:	The following disclosure has been added to each Fund’s prospectus and the SAI:

“The Trust has not yet received exemptive relief from the Securities and Exchange Commission to offer and sell shares of passively managed ETFs.”

Prospectus Comments – Columbia Sustainable Global Equity Income ETF (to be applied as applicable to the other Funds’ prospectuses)

Fees and Expenses of the Fund

Comment 3.	With respect to the Annual Fund Operating Expenses table, please review the table and footnote (a) thereto and revise as necessary in accordance with Instruction 3(e). In this regard, for any fee waiver/expense reimbursement agreement to be reflected in the table, such agreement must be contractual in nature and should remain in effect for at least one year from the date of the registration statement. If the agreement is disclosable within the table, the Fund should state whether the agreement is written, what the termination date is, and who may terminate the agreement.

Response:	The Funds will not have a contractual waiver/expense reimbursement agreement (which is written) in place for a full year from the date of the registration statement. Nor does a Fund’s total expense ratio exceed the applicable expense ratio established in the applicable contractual fee waiver/expense reimbursement arrangement. As such, the Funds will not disclose in their respective Annual Fund Operating Expenses table (or in a footnote to the table) any fee waiver/expense reimbursement agreement.

Comment 4.	Please state the terms and conditions under which the Investment Manager will be allowed to recoup from the Fund waived fees or expenses reimbursed by the Investment Manager or its affiliates.

Response:	There are no recoupment arrangements currently in place that permit recoupment of fees waived or expenses reimbursed by the Investment Manager or its affiliates.

Principal Investment Strategies

Comment 5.	For Columbia Sustainable Global Equity Income ETF, in the Principal Investment Strategies, please consider moving or removing the sixth paragraph before the third paragraph for clarity.

Response:	After careful consideration of this comment, the Fund believes that the information presented in paragraph 6 (and its placement as such) of the Fund’s Principal Investment Strategies is necessary for investor understanding of the Fund’s underlying index, which the Fund must seek to track the performance thereof as its investment objective. Further, the Fund believes it is necessary and appropriate discussion for its Summary Prospectus.

Comment 6.	Please disclose in the prospectus the Fund’s 20% asset policy.

Response:	The Fund has included its 20% asset policy in the More Information About the Fund section. See response to Comment 14 for further detail.

Principal Risks

Comment 7.	Please confirm whether the portfolio securities underlying the Funds trade outside of a collateralized settlement system (e.g., outside DTC), and if so, disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis.

Response:	This is not applicable to the Funds.

Comment 8:	If applicable, disclose within the Fund’s Principal Risks that the market price of the Fund’s underlying foreign securities and the value attributed to those securities may differ as a result of foreign markets closing after the Fund has calculated its NAV.

Response:	The following disclosure has been added to Foreign Securities Risk:

Additionally, the Fund’s underlying foreign investments may trade in markets that may not be open on the same day or at the same time as the Fund, or foreign markets may close after the Fund has calculated its NAV for a given business day, which may cause a difference in the market price of such underlying foreign securities and the value attributed to such securities by the Fund.

Comment 9:	In Liquidity Risk, please disclose that in times of stressed market conditions, the market for Fund shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio securities. Please note that this adverse effect on liquidity for the Fund shares in turn could lead to differences between the market price of the Fund shares and the underlying value of those shares.

Response:	The following disclosure has been added to Liquidity Risk:

In addition, in stressed market conditions, the market for Fund shares may become less liquid. Deterioration in the liquidity of Fund shares may adversely impact the liquidity of the Fund’s underlying portfolio securities. These adverse impacts on the liquidity of Fund shares and on the liquidity of the Fund’s underlying portfolio securities could in turn lead to differences between the market price of Fund shares and the underlying value of those shares.

Comment 10.	In Trading Discount to NAV Risk on page 9, please consider revising the heading to note that in addition to trading at a discount, Fund shares may trade at a premium as described in the risk itself.

Response:	The heading has been changed to Market Price Relative to NAV Risk, and the following sentence has been added to the risk: “Shares of the Fund may trade at prices that vary from Fund NAV.”

Comment 11.	It appears that the description of the Principal Risks in both the Item 4 and Item 9 is identical. Consider revising the disclosure such that Item 4 summarizes the information given in response to Item 9.

Response:	We believe that shortening/summarizing the disclosure for purposes of Item 4 will hinder investor understanding of the Fund. As such, we have determined to leave the disclosure in Items 4 and 9 as presented.

Comment 12:	In More Information About the Fund - Additional Investment Strategies and Policies, there is a statement that the Fund may consider changing the index at any time. Disclose that, in connection therewith, the Fund will evaluate the appropriateness of its current Fund name.

Response:	The following disclosure has been added to the section:

“If the Fund determines to change the Index, it will assess the appropriateness of the Fund’s current name in light of the new index.”

Comment 13.	In More Information About the Fund - Additional Investment Strategies and Policies - Transactions in Derivatives, please consider adding disclosure about the 20% asset policy.

Response:	The following paragraph has been added to the section:

20% Asset Policy

The Fund may invest up to 20% of its net assets in derivatives, including forward contracts (including forward foreign currency contracts), futures (including equity futures and index futures), options (including options on futures) and swaps (including portfolio and total return swaps), as well as cash, cash equivalents and money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds), for the purpose of seeking to assist the Fund in tracking the performance of the Index.

Comment 14.	In More Information About the Fund - Additional Investment Strategies and Policies—Fee Waiver/Expense Reimbursement Arrangements, we note that there is a contractual arrangement in place for less than one year. If there is an agreement with respect to the contractual arrangement, please file it as an exhibit to the Pre-Effective Amendment.

Response:	The contract will be included as an exhibit to the Pre-Effective Amendment filing to the registration statement.

Comment 15.	In Buying and Selling Fund Shares - Buying Fund Shares Directly from the Fund, we note that changes were made in response to our previous comment in April, but continue to find the disclosure confusing because only authorized participants are permitted to purchase shares (creation units) directly from the Fund. Please consider revising the disclosure.

Response:	The first sentence of the section has been revised to read: “Fund shares can only be purchased directly from the Fund by an Authorized Participant or through an Authorized Participant.” In addition, the first sentence of the second paragraph has been revised to read: “An Authorized Participant can purchase Fund shares directly from the Fund only in Creation Units or multiples thereof.” Furthermore, references to “you” within the section have been replaced with “Authorized Participant(s)”.

Comment 16.	In Buying and Selling Fund Shares - Redeeming Fund Shares Directly from the Fund, please revise similarly to the comment on the disclosure in Comment 15.

Response:	The first sentence of the section has been revised to read: “Fund shares can only be redeemed directly with the Fund by an Authorized Participant or through an Authorized Participant.” Additionally, references to “you” within the section have been replaced with “Authorized Participant(s)”.

Comment 17.	In Buying and Selling Fund Shares - Intraday Indicative Value (IIV), revise the disclosure to address: how the IIV is calculated; what is included/excluded from the IIV calculation; and what types of values are used for ETF underlying foreign portfolio securities.

Response:	The disclosure has been revised as follows:

The Exchange intends to disseminate the approximate per share value of the Fund’s published basket of portfolio securities every 15 seconds (the ‘‘intraday indicative value’’ or ‘‘IIV’’). The IIV should not be viewed as a ‘‘real-time’’ update of the NAV per share of the Fund because (i) the IIV may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the Business Day (as defined below), (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the published basket of portfolio securities and not on the Fund’s actual holdings. The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close (except such quotations may be updated to reflect currency fluctuations), which could affect premiums and discounts between the IIV and the market price of the Fund’s shares. The Fund, the Investment Manager and their affiliates are not involved in, or responsible for, any aspect of the calculation or dissemination of the Fund’s IIV, and the Fund, the Investment Manager and their affiliates do not make any warranty as to the accuracy of these calculations.

Comment 18.	With regard to comment 17, consider the limitations of the IIV as an indicator of the current market value of Fund shares and disclose as a risk whether these limitations may adversely affect the use of the IIV as such an indicator.

Response:	The following new Principal Risk has been added to the Funds’ prospectuses:

Limitations of Intraday Indicative Value (IIV) Risk. The Exchange intends to disseminate the approximate per share value of the Fund’s published basket of portfolio securities every 15 seconds (the ‘‘intraday indicative value’’ or ‘‘IIV’’). The IIV should not be viewed as a ‘‘real-time’’ update of the NAV per share of the Fund because the IIV may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the published basket of portfolio securities and not on the Fund’s actual holdings. The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close (except such quotations may be updated to reflect currency fluctuations), which could affect premiums and discounts between the IIV and the market price of the Fund’s shares. For example, if the Fund fair values portfolio securities, the Fund’s NAV may deviate from the approximate per share value of the Fund’s published basket of portfolio securities (i.e., the IIV), which could result in the market prices for Fund shares deviating from NAV. The Fund, the Investment Manager and their affiliates are not involved in, or responsible for, any aspect of the calculation or dissemination of the Fund’s IIV, and the Fund, the Investment Manager and their affiliates do not make any warranty as to the accuracy of these calculations.

Statement of Additional Information

Comment 19.	In About the Trust - Section 12(d)(1) Information, supplementally confirm that the exemptive relief identified is part of the ETF exemptive application or if a standalone fund-of-funds order has been received. If the order has not yet been granted, so state.

Response:	The referenced disclosure is with regard to the exemptive relief that the Trust seeks to receive in the coming days (perhaps on May 31, 2016) relating to operating passively managed ETFs.

Comment 20:	In About Fund Investments – Types of Investments and the subsequent discussion of potential investments, we note changes were made in response to our previous comments. Please review to confirm that all investments types that are part of a Fund’s fundamental policies are included.

Response:	We have reviewed the SAI in this regard and made changes accordingly.

Comment 21.	Please reinsert the heading “U.S. Government and Related Obligations” on page 44.

Response:	The heading has been added.

Comment 22.	In the Taxation section, please conform or add disclosure to refer to the Fund’s prospectus because certain parts of the discussion (such as REMICs, among others) may not/are not applicable for the Funds.

Response:	The following statement has been added to the end of the first paragraph of the section:

“The Funds may or may not invest in all of the securities or other instruments described in this Taxation section. Please see Fund prospectuses for information about a Fund’s investments, as well as the Fund’s semiannual and annual shareholder reports.”

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.